KRAMER LEVIN NAFTALIS & FRANKEL LLP

James A. Grayer
Phone 212-715-7616 Fax 212-715-8050 jgrayer@KRAMERLEVIN.com

September 9, 2011

Via EDGAR

John Reynolds Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549

Re:	Conmed Healthcare Management, Inc.
Schedule 14A
Filed July 21, 2011
File No. 001-34408

Dear Mr. Reynolds:

Conmed Healthcare Management, Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above-referenced Preliminary Proxy Statement on Schedule 14A (“Preliminary Proxy Statement”). This letter, together with Amendment No. 1, sets forth the Company’s responses to the comments contained in your letter, dated August 15, 2011, relating to the Preliminary Proxy Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the comment letter and immediately below each comment is the response of the Company with respect thereto.

Background of The Merger, page 21

1.	Please revise to clarify the following:

•	The timing and negotiation of the voting agreements entered into by Messrs. Pappajohn, Heil and Dr. Desnick;

•	The nature and extent of any discussions among Messrs. Pappajohn, Heil, and Dr. Desnick related to the transaction or a potential transaction;

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KRAMER LEVIN NAFTALIS & FRANKEL LLP

John Reynolds
September 9, 2011

•	Whether and how the existence of the voting agreements factored into the board’s discussions and process;

•	Whether the “certain significant holders of shares” referred to on the top of page 22 is Dr. Desnick or an affiliate of his;

•	The number and percentage of the shares held by Dr. Desnick during all periods covered by the background discussion; and

•
The timing and nature of the negotiations between you and Dr. Desnick, and how you considered his prior observer status and shareholdings during the course of the negotiations and subsequent deliberations to approve the transaction.

Please revise accordingly. Also, with a view to clarifying disclosure, advise us of the extent of the board’s consideration or discussion of potential share price or other enterprise values during the time Dr. Desnick’s observer status overlapped with the company’s selling efforts, which appear to have begun in November 2011.

The Company has revised its disclosure on pages 21 through 26 of Amendment No. 1 to so clarify.

Other

2.
Please advise us how you considered the requirements of Rule 13e-3 with respect to your transaction. In responding to the foregoing, your analysis should address, as applicable, Dr. Desnick’s status as a significant shareholder in you, the voting agreements between Messrs. Pappajohn, Dr. Desnick, and Heil, Mr. Pappajohn’s status as a director since 1995, and any other factors deemed relevant.

The Company respectfully advises the Staff that it believes that the requirements of Rule 13e-3 (“Rule 13e-3”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are not applicable to the proposed merger (the “Merger”) among the Company, Ayelet Investments LLC (“Ayelet Investments”) and Ayelet Merger Subsidiary, Inc. (“Ayelet Merger Subsidiary”), as contemplated by the Agreement and Plan of Merger, dated July 11, 2011 (the “Merger Agreement”), among the Company, Ayelet Investments and Ayelet Merger Subsidiary. The Company does not believe that James H. Desnick, M.D. or his affiliated entities -- Ayelet Investments and Ayelet Merger Subsidiary -- are “affiliates” of the Company within the meaning of Rule 13e-3.

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KRAMER LEVIN NAFTALIS & FRANKEL LLP

John Reynolds
September 9, 2011

Rule 13e-3 provides that “an ‘affiliate’ of an issuer is a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” As the Staff has stated, “[t]he determination of whether a person is in control of an issuer, of course, depends on all of the facts and circumstances.” See Exchange Act Rel. No. 16075 (August 2, 1979).

The Staff has granted a “no-action” position in a transaction involving an acquirer’s previous purchase of a significant amount of shares, the execution of voting agreements at the time of the purchase of the shares and a subsequent merger to acquire the balance of the outstanding securities.  See First Interstate Bancorp (avail. August 23, 1984). The “no-action” position was predicated on policy reasons and the satisfaction of the criteria set forth in Interpretative Response Number 8 of Exchange Act Rel. No. 34-17719 (April 13, 1981), which states:

“The Division of Corporation Finance has taken a ‘no-action’ position with respect to the applicability of the requirements of Rule 13e-3 to transactions involving the purchase of a controlling interest in a class of equity securities of an issuer and the subsequent acquisition of the balance of the outstanding securities of such class, provided certain conditions are met. This position has been predicated on the fact that: (1) prior to the initial acquisition of securities, there was no affiliation between the issuer and the acquiring entity; (2) the initial acquisition and the second-step transaction are made pursuant to an agreement or agreements for the acquisition of the entire class of securities at the same unit price; (3) the intention to engage in the second-step transaction was publicly announced at the time of the initial acquisition, and the second-step transaction is effected within a relatively short period of time thereafter; and (4) the acquiring entity will not change the management or the board of directors, or otherwise exercise control, of the issuer prior to the completion of the second-step transaction.”

As discussed more fully below, (1) the voting agreements satisfy the criteria in Interpretative Response Number 8, (2) Dr. Desnick’s ownership of less than 10% of the outstanding shares of common stock of the Company (“Common Stock”), (3) Dr. Desnick’s lack of rights to influence or control the management or policies or the Company, (4) Dr. Desnick’s lack of representation on the Company’s board of directors, (5) the absence of agreements or relationships between the Company’s management and Dr. Desnick, (6) Dr. Desnick’s lack of commercial relationships with the Company, (7) the fact that negotiations between the Company and Dr. Desnick were conducted on an arm’s-length basis and Dr. Desnick was, at all times during the negotiations, subject to a customary standstill provision and (8) the fact that the vote of the Company’s stockholders on the Merger is not a mere formality as Dr. Desnick does not already hold the requisite percentage of outstanding Common Stock for approval of the Merger (the combined voting power of Dr. Desnick through ownership of Common Stock and the voting agreements represents only approximately 31% of the outstanding Common Stock of the Company, whereas approval of the Merger requires stockholders holding at least a majority of the outstanding Common Stock vote in favor of the Merger, and, in fact, there are significant percentages of Common Stock held by other holders who are not subject to any voting agreement in connection with the Merger), all contribute to the Company’s determination that Rule 13e-3 should not apply to the Merger.

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KRAMER LEVIN NAFTALIS & FRANKEL LLP

John Reynolds
September 9, 2011

The Voting Agreements and Interpretive Response Number 8

Simultaneously with execution of the Merger Agreement, Ayelet Investments, an entity controlled by Dr. Desnick, entered into separate Voting Agreements, dated July 11, 2011 (the “Voting Agreements”), with Dr. Desnick, Mr. Pappajohn and Mr. Heil. Pursuant to the Voting Agreements, Dr. Desnick, Mr. Pappajohn and Mr. Heil each agreed to vote all Common Stock owned by them in favor of the Merger. Dr. Desnick, Mr. Pappajohn and Mr. Heil also agreed, generally, not to sell, transfer, hypothecate or grant a proxy to vote their Common Stock to anyone other than Ayelet Investments prior to the Company’s stockholders’ meeting called to vote upon the proposed Merger.

The Voting Agreements are limited in scope. The Voting Agreements do not cover any actions taken to be taken while acting as a member of the Company’s board of directors and are limited to votes in a stockholder capacity (and only then with respect to matters related to the Merger). As a result, the Voting Agreement does not restrict Mr. Pappajohn in his actions, votes, decisions or influence as a member of the Company’s board of directors.

The transaction between the Company and Dr. Desnick is similar to the transactions involving First Interstate Bancorp, and likewise the criteria of Interpretative Response Number 8 have been satisfied for this transaction. First, prior to the execution of the Merger Agreement, Dr. Desnick was not an “affiliate” of the Company, because he did not have the ability to control the Company for the reasons provided herein. Second, the Voting Agreements were entered into as a condition to, and integrated component of, the Merger Agreement, pursuant to which Dr. Desnick will acquire all of the Common Stock at the per share price of $3.85. Third, Mr. Pappajohn executed, and the Company publicly announced, the Voting Agreement at the same time as the Merger Agreement, and the Merger is expected to be effected within a relatively short period of time following such execution and announcement. Lastly, Dr. Desnick has not, and will not, change the Company’s management or the board of directors, or otherwise exercise control, of the Company prior to the completion of the merger.

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KRAMER LEVIN NAFTALIS & FRANKEL LLP

John Reynolds
September 9, 2011

The terms of the Merger Agreement and the Voting Agreements are the product of arm’s-length negotiations between Dr. Desnick, the Company and Mr. Pappajohn and were negotiated as part of one integrated transaction through which Dr. Desnick will acquire all outstanding Common Stock of the Company for $3.85 per share of Common Stock. Such a transaction is precisely the type of transaction intended to be covered by Interpretative Response Number 8. See Exchange Act Rel. No. 17719 (April 13, 1981).

Dr. Desnick’s Ownership of Company Common Stock

The Staff has acknowledged that the substance of the relationship between an acquirer and a target, and not solely the ownership of securities, determines whether an affiliate relationship exists:

“The existence of a control relationship [between a target company and an acquirer] does not turn solely upon the ownership of any specific percentage of securities. Rather, the question is whether there is the ability, directly or indirectly, to direct or to cause the direction of the management and policies of [the target], whether through the ownership of voting securities, contract or otherwise.”

See Exchange Act Rel. No. 17719 n.28 (April 13, 1981).

On October 14, 2008, Dr. Desnick acquired beneficial ownership of 1,177,870 shares of Common Stock and a warrant to purchase up to 91,570 shares of Common Stock. On June 4, 2009, Dr. Desnick purchased an additional 32,000 shares of Common Stock in a private transaction.  As such, from June 4, 2009 until execution of the Merger Agreement, Dr. Desnick beneficially owned less than 10% of the outstanding shares of Common Stock. This beneficial ownership did not, and does not, afford him influence or control over the management and operations of the Company.

Dr. Desnick acquired all of his beneficial ownership in Common Stock in private transactions with third parties, rather than from the Company, and has none of the rights that traditionally accompany an investment intended to provide an investor with influence or control over the management and policies of the Company. Prior to entering into the Merger Agreement, Dr. Desnick did not have any approval or veto rights over any activities or matters involving the Company, or any right to be involved, or even consulted, with respect to any such activities or matters. Despite having board observer rights, Dr. Desnick does not serve, and has never served, on the Company’s board of directors.

Furthermore, the Company also has a number of other stockholders with significant equity interests. Lehman Brothers Holdings, Inc. reported beneficial ownership of 19.7% of the outstanding Common Stock. Dr. Richard W. Turner reported beneficial ownership of 7.3% of the outstanding Common Stock. Gainsborough LLC reported beneficial ownership of 6.3% of the outstanding Common Stock. None of Lehman Brothers Holdings, Dr. Turner or Gainsborough has entered into voting agreements with Dr. Desnick. When combined, the aggregate voting of these persons is 33%, as compared to Dr. Desnick’s aggregate voting power of 31% following the execution of the Merger Agreement and the Voting Agreements. This relatively high concentration of voting power in persons other than Dr. Desnick further serves to reduce Dr. Desnick’s ability to exercise influence over the Company.

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KRAMER LEVIN NAFTALIS & FRANKEL LLP

John Reynolds
September 9, 2011

The foregoing facts demonstrate that Dr. Desnick did not have control or influence over the management or policies of the Company.

Dr. Desnick’s Lack of Representation on the Company Board of Directors

The Staff views representation on the target’s board as a significant factor in determining affiliate status. See Technology for Communications International Inc. (avail. February 22, 1988). Dr. Desnick is not and has never been on (or represented on) the Company’s board of directors. Rather, Dr. Desnick’s role was limited to that of an “observer.” The Company, at its sole option, would invite Dr. Desnick to attend and observe meetings of the Company’s board of directors. When granting the observer rights, however, the Company explicitly advised Dr. Desnick that: “[He] shall not be a member of the Board of Directors and shall have no right to participate in the discussion of, or to vote on, any matters presented to the Board of Directors.” Therefore, although Dr. Desnick was allowed to observe board meetings, he was not allowed to participate in any discussions or vote on any matters presented to the Company’s board of directors. Moreover, as discussed below, Dr. Desnick has not attended any board meeting since February 22, 2011, which is when Dr. Desnick informed the Company’s board of directors that he was interested in making a proposal to acquire the Company. Thus, Dr. Desnick was not able to control or influence the Company’s actions through his board observer rights.

Absence of Management Arrangements

Dr. Desnick is not, and has never been, a party to any agreements with any member of the Company’s management, and Dr. Desnick does not have, and has never had, any relationships with any members of the Company’s management (aside from the observer rights and arm’s-length negotiating relationship during the negotiation of the Merger Agreement).

The Staff has observed that in a situation where management will remain intact after the closing of a transaction, the filing of a Schedule 13E-3 may be required: “[f]actors considered to determine whether such a requirement exists include: increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in the acquirer, and the representation of management on the board of the acquirer.” See Manual of Publicly Available Telephone Interpretations, Going Private Rules and Schedule 13E-3, Section 111, Question 201.01 (January 26, 2009). None of the foregoing factors are present in this transaction. As described in the Preliminary Proxy Statement, Dr. Desnick and the Company’s management have not entered into new arrangements regarding employment following the Merger. Thomas Fry, the Company’s chief financial officer, plans on retiring from this position immediately following the Merger, but may continue in a consulting capacity with the Company.

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KRAMER LEVIN NAFTALIS & FRANKEL LLP

John Reynolds
September 9, 2011

The absence of any agreements or relationships among members of Company’s management, on the one hand, and Dr. Desnick, on the other hand, regarding future employment and compensation further demonstrates that Dr. Desnick does not control the Company and is not an “affiliate” of the Company for the purposes of Rule 13e-3.

Dr. Desnick’s Lack of Commercial Relationships with the Company

Dr. Desnick does not have, and has never had, any commercial relationships with the Company (excluding the Merger Agreement and related agreements). The absence of a commercial relationship between Dr. Desnick and the Company further demonstrates that Dr. Desnick is not an affiliate of the Company.

Arm’s-Length Negotiations Between the Company and Dr. Desnick

As more fully described in the Preliminary Proxy Statement, in each instance when representatives from the Company and Dr. Desnick met, from February 2011 until the Merger Agreement was executed on July 11, 2011, negotiations between the Company and Dr. Desnick were conducted on an arm’s-length basis.

Dr. Desnick first learned that the Company had engaged a financial advisor and was conducting a sale process while listening to a telephonic meeting of the board of directors on January 25, 2011. This was several weeks after the Company’s financial advisor had made contact with several other potential buyers. There was no discussion of valuations or financial terms of a proposed transaction during this meeting.

The next board meeting was on February 22, 2011, which Dr. Desnick attended as an observer. Following a presentation by the Company’s management and financial advisor, Dr. Desnick informed the Company’s board of directors that he was interested in making a proposal to acquire the Company and thereafter immediately left the meeting. There was no discussion of valuations or financial terms of a proposed transaction during the presentations. Dr. Desnick has not attended any board meetings since February 22, 2011.

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KRAMER LEVIN NAFTALIS & FRANKEL LLP

John Reynolds
September 9, 2011

Prior to the execution of the Merger Agreement, the Company had not entered into any agreement with Dr. Desnick, other than an agreement regarding the board observer rights, a confidentiality and standstill agreement that was the same as those executed by other potential buyers and an exclusivity agreement (as described in the Preliminary Proxy). Nor did the Company furnish any material non-public information to Dr. Desnick not otherwise provided to other potential buyers. Dr. Desnick relied on the same information available to other potential buyers to evaluate the Company and to negotiate and enter into the Merger Agreement.

Dr. Desnick’s reliance on such information demonstrates that the negotiation of the Merger Agreement and related agreements was not a situation whereby Dr. Desnick was “standing on both sides of the transaction” (see Exchange Act Rel. No. 17719 (April 13, 1981)) and further demonstrates that Dr. Desnick is not an “affiliate” of the Company.

Stockholder Choice regarding the Transaction

The Staff has expressed the concern that transactions between companies and their affiliates may have “a coercive effect”:

“Additionally, such transactions may have a coercive effect. Although several types of going private transactions may require a vote of security holders, this requirement frequently proves to be a mere formality since the affiliates of the issuer may already hold the requisite percentage of securities for approval. In other types of transactions there may be no requirement (other than that imposed by the Rule) that information concerning the transaction be disseminated to security holders prior to the consummation of the transaction.”

See Exchange Act Rel. No. 17719 (April 13, 1981).

Those concerns are not present in this case. The Company’s stockholders have the choice to either vote in favor of or against the Merger. The transaction is conditioned on the affirmative vote of the holders of at least a majority of the then issued and outstanding Common Stock entitled to vote thereon. The combined voting power of Dr. Desnick through ownership of Common Stock and the Voting Agreements represents only approximately 31% of the issued and outstanding common stock of the Company. Persons holding approximately 20% of the Company’s outstanding Common Stock must vote in favor of the Merger in order for it to be completed.

Therefore, the vote of the Company’s stockholders on the Merger is not a mere formality as Dr. Desnick does not already hold the requisite percentage of outstanding Common Stock for approval. This demonstrates that the transaction does not present the concerns that Rule 13e-3 seeks to address.

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KRAMER LEVIN NAFTALIS & FRANKEL LLP

John Reynolds
September 9, 2011

Conclusion

For the foregoing reasons, Dr. Desnick is not an “affiliate” of the Company within the meaning of Rule 13e-3. Moreover, the transaction does not present the dangers that Rule 13e-3 was designed to address. The Staff has explained that:

“Because a going private transaction is undertaken either solely by the issuer or by the issuer and one or more of its affiliates standing on both sides of the transaction, the terms of the transaction, including the consideration received and other effects upon unaffiliated security holders, may be designed to accommodate the interests of the affiliated parties rather than determined as a result of arm’s-length negotiations . . . [b]ecause of the potential for overreaching by issuers and their affiliates in going private transactions, the consequent harm to security holders, particularly small investors, and for adverse effects upon the confidence of investors in the securities markets, the Commission believed that rulemaking action was necessary and appropriate with respect to such transactions by public companies or their affiliates.”

See Exchange Act Rel. No. 17719 (April 13, 1981).

This explanation makes clear that Rule 13e-3 does not address transactions such as the Merger. Prior to the execution of the Merger Agreement and the Voting Agreements, and even now, Dr. Desnick did not and does not have any representation on the Company’s board of directors, any stockholder control rights or commercial relationships with the Company, and the Merger Agreement and the Voting Agreements were negotiated at arm’s-length. Moreover, there are no arrangements between Dr. Desnick and either the Company’s management or directors that provide Dr. Desnick with influence over the Company so as to constitute control.

For all of the reasons described above, Rule 13e-3 should not be found to be applicable to the Merger.

* * *

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KRAMER LEVIN NAFTALIS & FRANKEL LLP

John Reynolds
September 9, 2011

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 715-7616 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ James A. Grayer

James A. Grayer

JAG:
cc:	Dr. Richard W. Turner

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